

May 11, 2012

<u>Via Email</u>
Ron Farnsworth
Executive Vice President / Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, Oregon 97258

> **Re: Umpqua Holdings Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-34624**

Dear Mr. Farnsworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2011

Financial Statements

Note 6. Allowance for non-covered loan loss and credit quality, page 120

Troubled Debt Restructurings, page 134

1. We have reviewed your response to comment two from our letter dated April 12,
    2012. In your response, you state that compensation can be any one or a
    combination of additional collateral, additional guarantor(s), prefunded payment
    reserves, shortened amortization, principal paydown and adjustment to or above
    current market interest rates. Please tell us why you believe compensation should
    include anything other than additional collateral and/or guarantor(s), as these are
    the only compensation items discussed in ASC 310-40-15-14 for purposes of
    determining whether a concession has been granted.

2. For those cases where you believe additional guarantor(s) provided adequate
    compensation for a loan modification, please tell us how you evaluated both the
    guarantor's ability and its willingness to pay the balance owed. For example:

    -   Discuss in detail how you evaluate the financial wherewithal of the
        guarantor. Address the type of financial information reviewed, how
        current and objective the information reviewed is, and how often the
        review is performed;

    -   Tell us how often you have pursued and successfully collected from a
        guarantor during the past two years; and

    -   Discuss the decision making process you go through in deciding whether
        to pursue the guarantor and whether there are circumstances you would
        not seek to enforce the guarantee.

3. In your response you state that you believe adequate compensation has been
    received (i.e. no concession granted), if you can reasonably make the case that
    you are in "a stronger overall position" after the modification is granted. Please
    explain in more detail what you mean by stronger overall position, as it seems a
    troubled debt restructuring, in most cases, would put you in a stronger overall
    position since they are typically designed to improve collections and reduce losses
    on problem loans.

4. Please clarify whether you consider the $169.1 million of loans modified but not
    considered to be troubled debt restructurings impaired and whether you measure
    impairment of these loans individually in accordance with ASC 310-10.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Associate Chief Accountant